

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 22, 2016

<u>Via E-mail</u>
Hsuan-Hsien Liao
President
HAHA Generation Corp.
4F, No. 132, Songshan Road, Zinyi District
Taipei City, 110, Taiwan (Republic of China)

>   **Re: HAHA Generation Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 13, 2016**
>   **File No. 333-207458**

Dear Ms. Liao:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 12, 2015 letter.

<u>Summary Compensation, page 38</u>

1. Please revise to update your executive compensation disclosure for the fiscal year ended December 31, 2015. Also clarify whether there was any director compensation for the fiscal year ended December 31, 2015.

<u>Certain Relationships and Related Transactions, page 40</u>

2. We note your statement that disclosure of the information requested in Comment 4 was provided. However, we cannot locate your response to this comment. Please revise to state the names of your promoters in this section of the filing. See Item 404(c)(1)(i) of Regulation S-K.

You may contact Angela Lumley at (202) 551-3398 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy, Staff Attorney, at (202) 551-7576 or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Thomas Stepp, Jr.
       Stepp Law Corporation